Via Facsimile and U.S. Mail
Mail Stop 4720

April 5, 2010

Richard A. Franco, Sr.
President and Chief Executive Officer
DARA Biosciences, Inc.
8601 Six Forks Road, Suite 160
Raleigh, North Carolina 27615

        Re: DARA Biosciences, Inc.
               Preliminary Proxy Statement
               Filed March 23, 2010
               Revised Preliminary Proxy Statement
               Filed April 2, 2010
               File No. 000-23776

Dear Mr. Franco:

      We have completed our review of the above listed filings and have no further comments at this time.

                     Sincerely,

                     Jeffrey P. Riedler
                     Assistant Director

cc: Mark R. Busch, K&L Gates LLP